Filed pursuant to Rule 433

Registration No. 333-279150

Issuer Free Writing Prospectus dated May 12, 2026

Relating to Preliminary Prospectus Supplement dated May 12, 2026

$4,000,000,000

SERVICENOW, INC.

Pricing Term Sheet

$750,000,000 4.250% Notes due 2028

$600,000,000 4.700% Notes due 2031

$650,000,000 5.050% Notes due 2033

$1,250,000,000 5.400% Notes due 2036

$750,000,000 6.300% Notes due 2056

Issuer:	ServiceNow, Inc. (the “Company”)

Format:	SEC Registered

Title:

4.250% Notes due 2028 (the “2028 Notes”)

4.700% Notes due 2031 (the “2031 Notes”)

5.050% Notes due 2033 (the “2033 Notes”)

5.400% Notes due 2036 (the “2036 Notes”)

6.300% Notes due 2056 (the “2056 Notes” and, together with the 2028 Notes, the 2031 Notes, the 2033 Notes and the 2036 Notes, the “Notes”)

Principal Amount:	2028 Notes: $750,000,000 2031 Notes: $600,000,000 2033 Notes: $650,000,000 2036 Notes: $1,250,000,000 2056 Notes: $750,000,000

Maturity Date:	2028 Notes: May 15, 2028 2031 Notes: August 15, 2031 2033 Notes: May 15, 2033 2036 Notes: May 15, 2036 2056 Notes: May 15, 2056

Coupon (Interest Rate):	2028 Notes: 4.250% 2031 Notes: 4.700% 2033 Notes: 5.050% 2036 Notes: 5.400% 2056 Notes: 6.300%

Expected Ratings*:	A2 by Moody’s Investors Service, Inc. A by S&P Global Ratings

Price to Public:

2028 Notes: 99.638% of the principal amount

2031 Notes: 99.420% of the principal amount

2033 Notes: 99.175% of the principal amount

2036 Notes: 99.140% of the principal amount

2056 Notes: 98.884% of the principal amount

Yield to Maturity:	2028 Notes: 4.441% 2031 Notes: 4.822% 2033 Notes: 5.192% 2036 Notes: 5.513% 2056 Notes: 6.384%

Spread to Benchmark Treasury:	2028 Notes: T+45 basis points 2031 Notes: T+70 basis points 2033 Notes: T+90 basis points 2036 Notes: T+105 basis points 2056 Notes: T+135 basis points

Benchmark Treasury:	2028 Notes: 3.750% due April 30, 2028 2031 Notes: 3.875% due April 30, 2031 2033 Notes: 4.125% due April 30, 2033 2036 Notes: 4.125% due February 15, 2036 2056 Notes: 4.625% due November 15, 2055

Benchmark Treasury Price and Yield:	2028 Notes: 99-17+; 3.991% 2031 Notes: 98-28 3⁄4; 4.122% 2033 Notes: 99-00; 4.292% 2036 Notes: 97-11; 4.463% 2056 Notes: 93-24; 5.034%

Interest Payment Dates:

Semi-annually on May 15 and November 15, commencing November 15, 2026 for the 2028 Notes

Semi-annually on February 15 and August 15, commencing February 15, 2027 for the 2031 Notes

Semi-annually on May 15 and November 15, commencing November 15, 2026 for the 2033 Notes

Semi-annually on May 15 and November 15, commencing November 15, 2026 for the 2036 Notes

Semi-annually on May 15 and November 15, commencing November 15, 2026 for the 2056 Notes

Optional Redemption:

Prior to the applicable Par Call Date (as defined below) (or in the case of the 2028 Notes, at any time prior to maturity), the Company may redeem the applicable series of Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (in the case of the 2031 Notes, 2033 Notes , 2036 Notes and 2056 Notes, assuming the notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points in the case of the 2028 Notes, plus 15 basis points in the case of the 2031 Notes, plus 15 points in the case of the 2033 Notes, plus 20 points in the case of the 2036 Notes and plus 25 basis points in the case of the 2056 Notes, in each case, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the applicable series of Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the applicable Par Call Date, the Company may redeem the 2031 Notes, 2033 Notes, 2036 Notes and 2056 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the applicable series of Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Par Call Date:

2028 Notes: N/A

2031 Notes: July 15, 2031 (the date that is one month prior to the maturity date of the 2031 Notes)

2033 Notes: March 15, 2033 (the date that is two months prior to the maturity date of the 2033 Notes)

2036 Notes: February 15, 2036 (the date that is three months prior to the maturity date of the 2036 Notes)

2056 Notes: November 15, 2055 (the date that is six months prior to the maturity date of the 2056 Notes)

Trade Date:	May 12, 2026

Settlement Date:	May 15, 2026 (T+3)**

Use of Proceeds:	The Company expects to use the net proceeds from the offering of the Notes to fund the repayment of outstanding borrowings under the credit agreement for a senior unsecured term loan entered into on April 17, 2026, drawn to finance the acquisition of Armis Security Ltd.

CUSIP/ISIN:	2028 Notes: 81762P AF9 / US81762PAF99 2031 Notes: 81762P AG7 / US81762PAG72 2033 Notes: 81762P AH5 / US81762PAH55 2036 Notes: 81762P AJ1 / US81762PAJ12 2056 Notes: 81762P AK8 / US81762PAK84

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

Goldman Sachs & Co. LLC

BofA Securities, Inc.

Morgan Stanley & Co. LLC

HSBC Securities (USA) Inc.

BNP Paribas Securities Corp.

Co-Managers:	Truist Securities, Inc. TD Securities (USA) LLC PNC Capital Markets LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the settlement date will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the trade date set forth above should consult their own advisors.

The Company has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; J.P. Morgan Securities LLC at 1-212-834-4533 (collect); or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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